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                                                                     Exhibit 8










                                                                (614) 464-6298
                                                              coreyge@vssp.com

                                ________ __, 1998



Ohio Valley Banc Corp.
420 Third Avenue
Gallipolis, OH   45631
Attn.:  Mr. Jeffery E. Smith, President

The Jackson Savings Bank
221 Main Street
Jackson, OH  45640
Attn.:  Mr. Harold A. Howe, President

Gentlemen :

         Pursuant to Section 7.01(g) of the Agreement and Plan of Reorganization dated April 8, 1998 (the "Agreement") by and between Ohio Valley Banc Corp., a bank holding company incorporated under Ohio law ("OVB") and The Jackson Savings Bank, a savings bank incorporated under Ohio law ("Jackson"), we hereby render our opinion as to the federal income tax consequences of the proposed merger ("Merger") of Ohio Valley Interim Savings Bank, an interim savings bank incorporated under Ohio law as a wholly-owned subsidiary of OVB ("Interim Bank") solely for the purpose of carrying out the Merger with and into Jackson pursuant to the Agreement.

                                      FACTS

         The transaction contemplated by the Agreement is a Merger under the laws of the State of Ohio of Interim Bank with and into Jackson. OVB is a party to the transaction by virtue of its ownership of all the common shares of Interim Bank. Pursuant to the Agreement, each present shareholder of Jackson will receive, in extinguishment of and in substitution for his shares of Jackson common stock, a number of OVB common shares equal to the quotient of $163.09 divided by the average of the bid and asked prices of OVB, as reported on The NASDAQ National Market, during the twenty (20) trading days ending five (5) trading days before the



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Closing as defined in the Agreement and carried out to four (4) decimal places
(the "Average"); provided, however, that in the event of the payment by OVB of stock dividends, stock splits or distributions in, or combinations or subdivisions of, OVB common shares between the date of the Agreement and the Effective Time as defined in the Agreement, the Average shall be adjusted appropriately. As a result of the Merger, Jackson will become a wholly-owned subsidiary of OVB.

         No certificates or scrip representing fractional shares of OVB common shares will be issued upon the surrender for exchange of Jackson common shares. In lieu of any such fractional share, OVB shall pay to each former holder of Jackson common shares who otherwise would be entitled to receive a fraction of an OVB common share, an amount in cash equal to the product of the Average multiplied by such fraction.

         Shareholders of Jackson whose shares are not voted in favor of the Merger will have statutory dissenters' rights pursuant to Section 1121.09, Ohio Revised Code, and in accordance with Section 1701.85, Ohio Revised Code, if the Merger is consummated, and if the procedure prescribed by such law is strictly followed, shareholders exercising such rights are entitled to receive the "fair value" of such shares held by them.

                           ADDITIONAL REPRESENTATIONS

         You have made the following additional representations in officer's certificates upon which we have relied:

         1. The Merger is being effected for bona fide business reasons.

         2. The fair market value of the OVB common shares to be received by the shareholders of Jackson will be approximately equal to the fair market value of the Jackson common shares exchanged therefor.

         3. All the common shares of Jackson outstanding immediately prior to the Merger will be exchanged solely for common shares of OVB, except for cash paid to dissenters or in lieu of fractional shares.

         4. To the best knowledge of Jackson, the shareholders of Jackson have no plan or intention to sell, exchange, or otherwise dispose of a number of shares of OVB received in the transaction to OVB or a person related to OVB that would reduce the Jackson shareholders' ownership of OVB to a number of shares having a value, as of the date of the transaction, of less than fifty percent (50%) of the value of all formerly outstanding stock of Jackson as of the same date. For purposes of this representation, any shares of Jackson common stock surrendered by dissenters or exchanged for cash in lieu of fractional shares of OVB will be treated as outstanding on the date of the transaction.



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         5. Neither OVB nor a related person has any plan or intention to reacquire any common shares of OVB issued in the Merger.

         6. OVB has no plan or intention to sell or otherwise dispose of any of the assets of Jackson acquired in the Merger, except for dispositions made in the ordinary course of business or transfers described in Section 368(a)(2)(C) of the Internal Revenue Code of 1986, as amended (the "Code").

         7. Following the Merger, OVB or a related person will continue the historic business of Jackson or use a significant portion of Jackson's historic assets in a business.

         8. The liabilities of Jackson assumed by OVB in the Merger and the liabilities to which the transferred assets of Jackson were incurred by Jackson in the ordinary course of its business.

         9. OVB, Interim Bank, Jackson and the shareholders of Jackson will pay their own expenses, if any, incurred in connection with the Merger.

         10. There is no intercorporate indebtedness existing between Jackson and OVB that was issued, acquired, or will be settled at a discount.

         11. Neither OVB nor Jackson is an investment company as defined in
Section 368(a)(2)(F)(iii) and (iv) of the Code.

         12. Jackson is not under the jurisdiction of a court in a title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.

         13. None of the compensation received by any shareholder-employee of Jackson will be separate consideration for, or allocable to, any of their shares of Jackson common stock, and none of the shares of OVB common stock received by any shareholder-employees will be separate consideration for, or allocable to, any employment agreement.

         14. The payment of cash in lieu of fractional common shares of OVB is solely for the purpose of avoiding the expense and the inconvenience to OVB of issuing fractional shares and does not represent separately bargained for consideration. The total cash that will be paid in the Merger to the shareholders of Jackson instead of issuing fractional common shares of OVB will not exceed one percent (1%) of the total consideration that will be issued in the Merger to the Jackson shareholders in exchange for their Jackson common shares. The fractional share interests of each Jackson shareholder will be aggregated, and no shareholder will receive cash in an amount equal to or greater than the value of one full OVB common share.



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                                STATEMENT OF LAW

         Section 368(a)(1)(A) of the Code defines a tax-free reorganization to include a statutory merger. Section 368(a)(2)(E) of the Code provides that a transaction otherwise qualifying under paragraph (1)(A) shall not be disqualified by reason of the fact that stock of a corporation (referred to as the "controlling corporation"), which before the Merger was in control of the merged corporation is used in the transaction, if (i) after the transaction, the corporation surviving the merger holds substantially all of its properties and of the properties of the merged corporation; and (ii) in the transaction, former shareholders of the surviving corporation exchange, for an amount of voting stock of the controlling corporation, an amount of stock in the surviving corporation which constitutes control of such corporation. For this purpose, (i) "substantially all" means at least ninety percent (90%) of the fair market value of the assets and at least seventy percent (70%) of the fair market value of the gross assets of the acquiring corporation; and (ii) "controlling" means the ownership of stock possessing at least eighty percent (80%) of the total combined voting power of all classes of stock entitled to vote and at least eighty percent (80%) of the total number of shares of all of the classes of stock of the corporation.

         Pursuant to the Agreement, Jackson will hold substantially all of its properties and substantially all of the properties of Interim Bank after the Merger. Jackson's shareholders will exchange an amount of Jackson common shares constituting control of Jackson for OVB voting common shares.

         Certain non-statutory requirements have been imposed by the courts and by the Internal Revenue Service in determining whether reorganizations qualify under Section 368 of the Code. These include requirements that there be a business purpose for the reorganization, that there be a continuity of the business enterprise of the acquired corporation, and that the shareholders of all corporate parties to the reorganization emerge with some continuing proprietary interest in the entity resulting from the reorganization. Section
3.02 of Revenue Procedure 77-37, 1977-2 C.B. 568, provides that the continuity of interest requirement is satisfied "if there is a continuing interest through stock ownership in the acquiring or transferee corporation (or a corporation in "control" thereof within the meaning of Section 368(c) of the Code) on the part of the former shareholders of the acquired or transferor corporation which is equal in value, as of the effective date, to at least fifty percent (50%) of the value of all of the formerly outstanding stock of the acquired or transferor corporation as of the same date."

         Pursuant to the representations that have been made, it is our opinion that the non-statutory requirements of business purpose and continuity of business enterprise will be satisfied. Likewise, the continuity of interest requirement will be satisfied in that shareholders of Jackson will receive common shares of OVB equal in value to the common shares of Jackson exchanged therefor, which ensures that shareholders of Jackson will have a continuing interest through stock ownership in OVB which is equal in value to at least fifty percent (50%) of the value of all formerly outstanding Jackson common shares as of the Effective Date.




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                                     OPINION

         Therefore, based on the transaction provided for in the Agreement and the Additional Representations, our opinion of the federal income tax consequences of the Merger is as follows:

         1. The Merger of Interim Bank with and into Jackson will constitute a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code. Jackson, Interim Bank and OVB will each be a "party to the reorganization" within the meaning of Section 368(b).

         2. No gain or loss will be recognized to Jackson upon the receipt of the assets of Interim Bank in exchange for Jackson common shares.

         3. No gain or loss will be recognized to Interim Bank on the transfer of its assets to Jackson in exchange solely for Jackson common shares.

         4. No gain or loss will be recognized to OVB upon the receipt of Jackson common shares solely in exchange for Interim Bank common shares.

         5. No gain or loss will be recognized to shareholders of Jackson upon the receipt of OVB common shares (including fractional share interests) solely in exchange for their Jackson common shares.

         6. The basis of the OVB common shares (including fractional share interests) to be received by Jackson shareholders will be the same as the basis of the Jackson common shares surrendered in exchange therefor.

         7. The holding period of the OVB common shares (including fractional share interests) to be received by Jackson shareholders will include the holding period of the Jackson common shares surrendered in exchange therefor, provided the Jackson common shares are held as a capital asset at the time of the exchange.

         8. Where a cash payment is received by a Jackson shareholder in lieu of fractional share interest of OVB, the cash payment will be treated as received by the Jackson shareholder as a distribution in redemption of the fractional share interest, subject to the provisions and limitations of Section 302 of the Code.

         9. Where cash is received by a dissenting Jackson shareholder who perfects his dissenter's rights, the cash will be treated as having been received by the shareholder in redemption of his Jackson common shares, subject to the provisions and limitations of Section 302 of the Code. Where, after the receipt of such cash, a Jackson shareholder is not deemed to own any OVB common shares under the constructive ownership rules of Section 318(a) of the Code, the redemption will be a complete termination of such dissenting shareholder's interest in Jackson within the meaning of Section 302(b)(3) of the Code and will be treated as a distribution in full payment in exchange for the Jackson common shares.



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         The foregoing opinion is based on the provisions of the current
Internal Revenue Code, Treasury Regulations promulgated thereunder, and judicial and administrative interpretations. While we believe our conclusions are correct, no assurance can be given that the Internal Revenue Service will not, in a subsequent audit, challenge the tax-free status of the proposed transaction.

                                          Very truly yours,

                                          Vorys, Sater, Seymour and Pease LLP






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